

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

October 1, 2015

Via E-mail
Mr. Roderick Day
Chief Financial Officer
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

> **Re:** **Iron Mountain Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-13045**
>
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Filed July 30, 2015**
> **File No. 1-13045**

Dear Mr. Day:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities